  Bidgive International, Inc.

3538 Caruth Blvd., Suite 200

Dallas, Texas 75225

October 31, 2009

H. Christopher Owings

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 3561

Washington, D.C. 20549

Re:

Bidgive International, Inc.

Preliminary Information Statement on Schedule 14C

Filed September 28, 2009

File No. 000-49999

Dear Mr. Owings:

In connection with responding to your comment letter dated October 22, 2009, Bidgive International, Inc., a Delaware corporation (the “Company”), hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

Bidgive International, Inc.

/s/ James P. Walker, Jr., Chief Executive Officer